UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

60852M104
(CUSIP Number of Class of Securities)

David S. Barlow
640 Lewis Wharf
Boston, Massachusetts 02110
(617) 922-5422
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:

Jack Fainberg, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110
(617) 345-6106

August 30, 2010
(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104		SCHEDULE 13D	Page 2 of 32

1.	NAME OF REPORTING PERSON: David S. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,580,876
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,580,876
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,580,876 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 3 of 32

1.	NAME OF REPORTING PERSON: James W. Poitras Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 655,875
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 655,875
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,875 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 4 of 32

1.	NAME OF REPORTING PERSON: Patricia T. Poitras Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 654,555
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 654,555
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,555 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 5 of 32

1.	NAME OF REPORTING PERSON: Meythaler Investment Partners LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 43-1714875
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 270,368
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 270,368
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,368 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 6 of 32

1.	NAME OF REPORTING PERSON: Meythaler Investors LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 06-1558752
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 246,453
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 246,453
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,453 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 7 of 32

1.	NAME OF REPORTING PERSON: Edward W. Poitras I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 108,705
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 108,705
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,705 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 8 of 32

1.	NAME OF REPORTING PERSON: Richard Simon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,500
	8.	SHARED VOTING POWER 57,010
	9.	SOLE DISPOSITIVE POWER 41,500
	10.	SHARED DISPOSITIVE POWER 57,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,510 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 9 of 32

1.	NAME OF REPORTING PERSON: Keith Krehbiel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 86,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 10 of 32

1.	NAME OF REPORTING PERSON: Patricia Simon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 58,010
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 58,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,010 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 11 of 32

1.	NAME OF REPORTING PERSON: Peter M. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 70,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 12 of 32

1.	NAME OF REPORTING PERSON: Gladys L. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,171
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 58,171
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,171 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 13 of 32

1.	NAME OF REPORTING PERSON: Kenneth A. Johnston I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,962
	8.	SHARED VOTING POWER 20,000
	9.	SOLE DISPOSITIVE POWER 20,962
	10.	SHARED DISPOSITIVE POWER 28,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,462 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 14 of 32

1.	NAME OF REPORTING PERSON: Jack L. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,006
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 37,006
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,006 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 15 of 32

1.	NAME OF REPORTING PERSON: John C. Otsuki I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 26,580
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 26,580
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,580 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 16 of 32

1.	NAME OF REPORTING PERSON: Barry L. Weisman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,632
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 21,632
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,632 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 17 of 32

1.	NAME OF REPORTING PERSON: The Kenneth A. Johnston Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 20,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 18 of 32

1.	NAME OF REPORTING PERSON: Michele J. Fishel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,843
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 16,843
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,843 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 19 of 32

1.	NAME OF REPORTING PERSON: Peter Nordblom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,400
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,400
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,400 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 20 of 32

1.	NAME OF REPORTING PERSON: James R. Warner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,845
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 8,845
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 21 of 32

1.	NAME OF REPORTING PERSON: Stockholders Group I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable. See Item 3 of this Schedule 13D.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,028,281
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,028,281
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,281 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Introductory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by David S. Barlow on January 30, 2009, as amended on February 10, 2009 and August 13, 2010 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Issuer”).  Unless amended or superseded hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.  Capitalized terms used in this Amendment that are not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

On August 30, 2010, the following persons withdrew from the Group as defined in the Schedule 13D (as it was constituted immediately prior to such withdrawal):  Ann M. Barlow, Charles F. Doe, Phillip Magiera, Dana G. Doe, William F. Leisman, III, the Barlow Irrevocable Trust 2004, the Barlow Family IRR TST 2005, the Doe Dynasty Trust and Anthony J. Khuri (collectively, the “Withdrawing Persons”).  The Withdrawing Persons disavowed any continuing agreement with the Group or any other Withdrawing Person to support the plan described in the letter filed as Exhibit 3 to the Schedule 13D (the “Letter”) or to exert pressure on management of the Issuer to implement such plan.  The purpose of this Amendment is to reflect the withdrawal of the Withdrawing Persons from the Group (as it was constituted immediately prior to such withdrawal) and their removal from the Schedule 13D.  Item 2 of the Schedule 13D is hereby amended by removing the Withdrawing Persons from the persons included in the defined term “Reporting Persons” in the Schedule 13D and deleting from Item 2 the paragraphs describing the Withdrawing Persons.  In this Amendment (and from and after this Amendment), the term “Reporting Persons” as used in the Schedule 13D shall mean:  David S. Barlow, the James W. Poitras Revocable Trust, the Patricia T. Poitras Revocable Trust, Meythaler Investment Partners LLC, Meythaler Investors LLC, Edward W. Poitras, Richard Simon, Keith Krehbiel, Patricia Simon, Peter M. Barlow, Gladys L. Barlow, Kenneth A. Johnston, Jack L. Barlow, John C. Otsuki, Barry L. Weisman, the Kenneth A. Johnston Trust, Michele J. Fishel, Peter Nordblom and James R. Warner.  If the Withdrawing Persons had not withdrawn from the Group, the Withdrawing Persons and the Reporting Persons would have been “Acquiring Persons,” as such term is defined in Section 1 of the Issuer’s Rights Agreement, dated as of January 30, 2009.

A Joint Filing Agreement among the Reporting Persons and Withdrawing Persons (collectively, the “Filers”) is attached hereto as Exhibit 4.  Each of the Filers is responsible for the completeness and accuracy of the information concerning such Filer contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.  Each of the Filers expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Filer’s management and control.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of August 30, 2010, the Reporting Persons beneficially own the number of Common Shares set forth opposite their respective names in the table below, which Common Shares represent the percentage of the Issuer’s outstanding Common Shares set forth in the table below:

Reporting Person	Number of Shares	Percentage
David S. Barlow	2,580,876	10.2%
James W. Poitras Revocable Trust	655,875	2.6%
Patricia T. Poitras Revocable Trust	654,555	2.6%
Meythaler Investment Partners LLC	270,368	1.1%
Meythaler Investors LLC	246,453	1.0%
Edward W. Poitras	108,705	0.4%
Richard Simon	98,510	0.4%
Keith Krehbiel	86,000	0.3%
Patricia Simon	83,010	0.3%
Peter M. Barlow	70,000	0.3%
Gladys L. Barlow	58,171	0.2%
Kenneth A. Johnston	49,462	0.2%
Jack L. Barlow	37,006	0.1%
John C. Otsuki	26,580	0.1%
Barry L. Weisman	21,632	0.1%
The Kenneth A. Johnston Trust	20,000	0.1%
Michele J. Fishel	16,843	0.1%
Peter Nordblom	13,400	0.1%
James R. Warner	8,845	0.0%
The Group	5,028,281	19.9%

Each of the percentages set forth in this Item 5(a) is based upon a total of 25,268,327 shares of Common Stock outstanding as of July 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons, none of the directors, executive officers, and control persons of the Reporting Persons beneficially owns any securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended to delete paragraphs (5) and (6) therefrom and to re-designate paragraphs (7) and (8) thereof as paragraphs (5) and (6), respectively.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Items 2, 3 and 4 is incorporated by reference into this Item 6.

The Filers entered into a Withdrawal Agreement, dated August 30, 2010 (the “Withdrawal Agreement”).  Pursuant to the Withdrawal Agreement, each Withdrawing Person withdrew from the Group, disavowed any continuing agreement with the Group or any other Withdrawing Person to support the plan described in the Letter or to exert pressure on management of the Issuer to implement the plan described in the Letter, agreed not to take certain actions with respect to such plan, the Common Shares or the Issuer for a period of ninety (90) days, and made certain acknowledgments and representations.  In addition, pursuant to the Withdrawal Agreement, each Reporting Person confirmed that such Reporting Person had no continuing agreement with any Withdrawing Person with respect to such Withdrawing Person supporting the plan described in the Letter or exerting pressure on management of the Issuer to implement such plan and made certain acknowledgments and representations.

Except as described in this Amendment and the Schedule 13D, to the knowledge of the Filers, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filers or, to the knowledge of any of the Filers, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following exhibit thereto:

Exhibit 4	Joint Filing Agreement, dated as of August 30, 2010, by and among the Filers (which supersedes the Joint Filing Agreement, dated as of August 12, 2010, which was previously filed).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 30, 2010		REPORTING PERSONS:

/s/ David S. Barlow
David S. Barlow

JAMES W. POITRAS REVOCABLE TRUST

	By:	/s/ James W. Poitras
Name: James W. Poitras
Title: Trustee

PATRICIA T. POITRAS REVOCABLE TRUST

	By:	/s/ Patricia T. Poitras
Name: Patricia T. Poitras
Title: Trustee

/s/ Peter Nordblom
Peter Nordblom

/s/ Peter M. Barlow
Peter M. Barlow

/s/ Jack L. Barlow
Jack L. Barlow

/s/ Gladys L. Barlow
Gladys L. Barlow

/s/ Barry L. Weisman
Barry L. Weisman

/s/ John Otsuki
John Otsuki

/s/ James R. Warner
James R. Warner

[Signature Page to Schedule 13D Amendment No. 3]

/s/ Keith Krehbiel
Keith Krehbiel

/s/ Edward W. Poitras
Edward W. Poitras

MEYTHALER INVESTMENT PARTNERS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

MEYTHALER INVESTORS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

/s/ Kenneth A. Johnston
Kenneth A. Johnston

THE KENNETH A JOHNSTON TRUST

By:	/s/ Martha G. Johnston
Name: Martha G. Johnston
Title: Trustee

By:	/s/ Kenneth A. Johnston
Name: Kenneth A. Johnston
Title: Trustee

/s/ Michele J. Fishel
Michele J. Fishel

/s/ Richard Simon
Richard Simon

/s/ Patricia Simon
Patricia Simon

[Signature Page to Schedule 13D Amendment No. 3]

WITHDRAWING PERSONS:

/s/ Phillip Magiera
Phillip Magiera

/s/ Anthony John Khuri
Anthony John Khuri

/s/ Ann Barlow
Ann Barlow

THE BARLOW FAMILY IRR TST 2005

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

THE BARLOW IRREV TRUST 2004

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

/s/ Dana Doe
Dana Doe

/s/ Charles F. Doe
Charles F. Doe

DOE DYNASTY TRUST

By:	/s/ William Doe
Name: William Doe
Title: Trustee

By:	/s/ Charles F. Doe, Jr.
Name: Charles F. Doe, Jr.
Title: Trustee

/s/ William F. Leisman, III
William F. Leisman, III

[Signature Page to Schedule 13D Amendment No. 3]

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 4	Joint Filing Agreement, dated as of August 30, 2010, by and among the Filers (which supersedes the Joint Filing Agreement, dated as of August 12, 2010, which was previously filed).

Exhibit 4 to
Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of Molecular Insight Pharmaceuticals, Inc. (CUSIP No. 60852M104) (the “Schedule 13D”), and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings, and may be included in any amendment.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

Notwithstanding anything to the contrary in this Joint Filing Agreement, with respect to persons identified in the signature pages below as “Withdrawing Persons”, this Joint Filing Agreement shall apply only to Amendments No. 2 and 3 to the Schedule 13D.

This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 30th day of August, 2010.

REPORTING PERSONS:

/s/ David S. Barlow
David S. Barlow

JAMES W. POITRAS REVOCABLE TRUST

By:	/s/ James W. Poitras
Name: James W. Poitras
Title: Trustee

PATRICIA T. POITRAS REVOCABLE TRUST

By:	/s/ Patricia T. Poitras
Name: Patricia T. Poitras
Title: Trustee

/s/ Peter Nordblom
Peter Nordblom

/s/ Peter M. Barlow
Peter M. Barlow

/s/ Jack L. Barlow
Jack L. Barlow

/s/ Gladys L. Barlow
Gladys L. Barlow

/s/ Barry L. Weisman
Barry L. Weisman

/s/ John Otsuki
John Otsuki

/s/ James R. Warner
James R. Warner

[Signature page to Joint Filing Agreement]

/s/ Keith Krehbiel
Keith Krehbiel

/s/ Edward W. Poitras
Edward W. Poitras

MEYTHALER INVESTMENT PARTNERS, LLC

By:	L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

MEYTHALER INVESTORS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

/s/ Kenneth A. Johnston
Kenneth A. Johnston

THE KENNETH A JOHNSTON TRUST

By:	/s/ Martha G. Johnston
Name: Martha G. Johnston
Title: Trustee

By:	/s/ Kenneth A. Johnston
Name: Kenneth A. Johnston
Title: Trustee

/s/ Michele J. Fishel
Michele J. Fishel

/s/ Richard Simon
Richard Simon

/s/ Patricia Simon
Patricia Simon

[Signature page to Joint Filing Agreement]

WITHDRAWING PERSONS:

/s/ Phillip Magiera
Phillip Magiera

/s/ Anthony John Khuri
Anthony John Khuri

/s/ Ann Barlow
Ann Barlow

THE BARLOW FAMILY IRR TST 2005

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

THE BARLOW IRREV TRUST 2004

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

/s/ Dana Doe
Dana Doe

/s/ Charles F. Doe
Charles F. Doe

DOE DYNASTY TRUST

By:	/s/ William Doe
Name: William Doe
Title: Trustee

By:	/s/ Charles F. Doe, Jr.
Name: Charles F. Doe, Jr.
Title: Trustee

/s/ William F. Leisman, III
William F. Leisman, III

[Signature page to Joint Filing Agreement]